Via Facsimile and U.S. Mail
Mail Stop 6010

March 9, 2009

Mr. Cao Wubo
Chairman, Chief Executive Officer and President
Genesis Pharmaceuticals Enterprises, Inc.
Middle Section, Longmao Street Area A
Laiyang Waixiangxing Industrial Park
Laiyang City, Yantai, Shandong Province
People's Republic of China 265200

Re: **Genesis Pharmaceuticals Enterprises, Inc.**
        Form 10-K for the Fiscal Year Ended June 30, 2008
        Form 10-Q for the Quarterly Period Ended December 31, 2008
        File No. 000-53037

Dear Mr. Wubo:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

General

1. The file number on the cover page of your document does not agree with the file number, 000-53037, used in the EDGAR system. Please correct the commission file number on the cover page in future filings.

Item 1. Description of Business, page 4

Research and Development, page 7

2. Note 21 to the Audited Consolidated Financial Statements refers to two
    Cooperative Research and Development Agreements entered into in
    September 2007 and November 2007. Please describe in your business section
    the material terms of each agreement. Also, please file the agreements as exhibits
    to your filing. Alternatively, please provide us with a substantive analysis
    addressing why you do not believe your business is substantially dependent upon
    these agreements.

3. Page 7 of your Form 10-K states that Laiyang Jiangbo "…maintains strategic
    relationships with many research institutions in PRC developing new drugs, such
    as Pharmaceutical Institute of Shandong University, The Institute of Microbiology
    and Shandong Chinese Traditional Medicine Technical School." Page 9 states
    that Laiyang Jiangbo also has relationships with Jiangsu Drug Research Institute,
    Chinese Traditional Medicine Institute, and the Institute for Drug Control
    Departments. Please describe the material terms of your strategic relationships
    with these research institutions. Also, to the extent you have entered into
    agreements with these research institutions, please file those agreements as
    exhibits to your filing. Alternatively, please provide us with a substantive
    analysis addressing why you do not believe your business is substantially
    dependent upon these relationships.

Item 13. Certain Relationships and Related Transactions and Director Independence,
page 49

4. Please file as exhibits to your filing copies of the following agreements and leases
    with related parties:

    - Agreements relating to product sales with Jiangbo Chinese-Western
      Pharmacy, Laiyang Jiangbo Medicals, Co. Ltd and Yantai Jiangbo
      Pharmaceuticals Co., Ltd.
    - Lease agreements of two buildings to Jiangbo Chinese-Western Pharmacy.
    - Agreements with officers and directors relating to advances received by the
      company.

5. Please tell us whether your obligation under the July 31, 2007 note to a member
    of GEP II has terminated. If your obligation has not terminated, please file a copy
    of the note as an exhibit to your filing.

Management's Discussion and Analysis or Plan of Operation

Contractual Obligations, page 32

6. The amounts disclosed in your table of contractual obligations appear to exclude related interest. Please revise your disclosure to include this information.

Results of Operations, page 28

7. Since 2006, your revenues have increased from $49.2 million to $99.5 million and your gross profit has increased from $33.5 million to $77.0 million. Given the magnitude of these increases, disclose the underlying events, transactions and economic changes that have impacted your operating results, as well as the known trends and uncertainties that you reasonably expect may materially impact your operating results in the future. Ensure that your disclosure quantifies the impact of product introductions and terminations for each period presented and discusses the impact of expected product introductions and terminations.

8. On page 30, you disclose that the increase in revenues is "attributable to continued strong sales of our best selling products, Ciprloxacin Hydrochloride tablets and Paracetamol tablets." However, on page 7, you state that "as the sales volume and profit (for Paracetamol tablets) both significantly decreased in recent years, the Company plans to gradually exit the market for this product in fiscal 2009." Please revise your disclosure to explain this apparent inconsistency. Also, disclose the expected life and cyclicality for your primary products, including any trends or uncertainties that could result in a future market exit.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

9. Your auditors are located in California; however it appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China was conducted. The response should include a discussion of the following:

   a. Whether another auditor was involved in the audit of the operations in China. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

   b. Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor in China. Also, explain how the June 30, 2008 and

2007 audits were performed, particularly the testing of accounts receivable and observation of inventories.

Note 1—Organization and business, page F-6

10. Please expand your disclosure to describe your accounting for the reverse acquisition with Karmoya. For example, it is not clear from your disclosure if this transaction was accounted for as a purchase business combination or a capital transaction. Clarify how the cost of the transaction was determined and what impact the transaction had on determining earnings per share for periods prior to date of this transaction.

11. We understand that you have consolidated Laiyang Jiangbo's results, assets and liabilities under FIN 46R, having determined that you are the primary beneficiary based on GJBT's 100% variable interest in this company. However, it is not clear from the disclosure your basis for concluding that Laiyang Jiangbo is a variable interest entity. Please provide us with your accounting analysis supporting this conclusion. Expand your disclosure accordingly.

12. You have consolidated Laiyang Jiangbo for periods prior to the October 1, 2007 effective date for its Contractual Arrangements with GJBT because "both companies are under common control" and these arrangements are to be reported "as if the reorganization had occurred retroactively." Please tell us if these entities were under common control for all periods prior to October 1, 2007 and provide us with an expanded explanation of your basis for this retroactive accounting treatment, as well as references to the relevant technical literature upon which you relied in reaching these conclusions. Expand your disclosure accordingly.

Note 2—Summary of significant accounting policies

Investments and restricted investments, page F-10

13. Please expand your disclosure to describe more specifically the nature of these investments including the types of the related restrictions on your available-for-sale investments and explain how you determined the fair value of your investments.

Accounts receivable, page F-10

14. Since July 1, 2006, while your accounts receivable increased from $9.7 million to $24.3 million, your allowance for doubtful accounts has remained unchanged except for bad debt recoveries and foreign currency adjustments. Please explain to us the specific factors that you considered in concluding that no increase in the allowance for doubtful accounts was necessary during this two year period.

Note 3—Earnings per share, page F-16

15. Your subtraction of financing costs and debt discount to arrive at net income for diluted earnings per share does not appear to comply with paragraph 11 of SFAS 128. Please tell us your basis under GAAP for this calculation of diluted earnings per share. Also, assuming that the debt discount amount represents the unamortized discount on the November 2007 convertible debenture, as shown on page F-26, it is not clear why this amount would be subtracted in your calculation. This comment also applies to the corresponding disclosures in your fiscal 2009 Form 10-Qs.

16. It is not clear why you have excluded the $30 million of convertible debt due to the anti-dilutive effect. Please provide us with your calculation that shows interest (net of tax and nondiscretionary adjustments) per common share obtainable on conversion exceeds basic EPS. See paragraph 27 of SFAS 128.

Note 4—Supplemental disclosure of cash flow information page F-17

17. Please revise your disclosure to identify who contributed the buildings and tell us how the capital contribution amount of $5,128,000 for buildings was determined.

Note 12—Taxes payable, page F-21

18. Please revise to disclose the specific terms of each tax exemption you recognized in fiscal 2007 and 2008 and state when each tax exemption will terminate. Explain why certain amounts were classified as non-operating income.

10-Q for the Quarterly Period Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2—Summary of significant accounting policies

Recently adopted accounting pronouncements, page 15

19. Please explain to us why your investments and restricted investments are omitted from your SFAS 157 tabular disclosures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant